SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

AIR FRANCE–KLM

(translation of registrant’s name into English)

45, rue de Paris, 95747 Roissy-CDG Cedex. France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

7th December 2006

NOVEMBER 2006 TRAFFIC

Passenger activity

➢	4.1% growth in traffic with load factor maintained at the high level of 78.5%

➢	Further increase in unit revenue

Passenger activity

In November, Air France-KLM continued to post strong activity levels with traffic rising 4.1% in line with capacity (+4.2%). The load factor remained at the very good level of 78.5% (-0.1 point). The Group carried close to 5.7 million passengers, up 3.4%.

As in previous months, the Group posted a further sustained increase in yield in November, thanks to a rise in average revenue per passenger in all segments.

-	On the Americas, traffic grew by 3.2% on 5.0% higher capacity. The load factor slipped 1.5 points but remained at the high level of 84.0%.

-	The Asian network continued to post strong rise in traffic (+8.6%). As capacity grew by 7.3%, the load factor improved by 1.0 point to reach 84.1%.

-	On the Africa & Middle-East network, traffic increased by 4.7% while capacity was up 2.6%. The load factor improved by 1.5 points to 76.6%.

-	On the Caribbean & Indian Ocean sector, traffic was down 2.6% while capacity decreased by 4.1%. The load factor gained 1.2 points to 82.3%.

-	On the European network, traffic was up by 4.2% on 5.8% higher capacity. The load factor stood at 65.7%
(-1.0 point).

Cargo activity

In an environment which remains highly competitive, cargo traffic increased by 2.1% in November on stable capacity

(-0.1%). The cargo load factor stood at 70.9% (+1.6 points).

Internet site: www.airfranceklm-finance.com

Investor contact: Dominique Barbarin – +33 (0)1 41 56 88 60 – dobarbarin@airfrance.fr

Analyst contact: Fabrice Andriveau – +33 (0)1 41 56 72 59 – faandriveau@airfrance.fr

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STATISTICS

Passenger activity (in millions)

	November			Cumulative
	2006	2005	%	2006-07	2005-06%
Total Group
Passengers carried (000s)	5,687	5,503	3.4%	50,760	48,203	5.3%
Revenue pax-kilometers (RPK)	15,544	14,932	4.1%	135,755	128,056	6.0%
Available seat-kilometers (ASK)	19,798	18,993	4.2%	165,279	157,223	5.1%
Load factor (%)	78.5%	78.6%	(0.1)	82.1%	81.4%	0.7

Europe (including France)
Passengers carried (000s)	3,961	3,836	3.2%	35,758	34,004	5.2%
Revenue pax-kilometers (RPK)	3,009	2,888	4.2%	28,393	26,567	6.9%
Available seat-kilometers (ASK)	4,582	4,332	5.8%	38,677	36,683	5.4%
Load factor (%)	65.7%	66.7%	(1.0)	73.4%	72.4%	1.0

America (North and South)
Passengers carried (000s)	650	634	2.6%	6,146	5,891	4.3%
Revenue pax-kilometers (RPK)	4,872	4,723	3.2%	45,005	43,068	4.5%
Available seat-kilometers (ASK)	5,799	5,523	5.0%	51,232	49,353	3.8%
Load factor (%)	84.0%	85.5%	(1.5)	87.8%	87.3%	0.6

Asia / Pacific
Passengers carried (000s)	424	390	8.9%	3,476	3,087	12.6%
Revenue pax-kilometers (RPK)	3,673	3,383	8.6%	30,103	27,075	11.2%
Available seat-kilometers (ASK)	4,368	4,072	7.3%	34,445	31,601	9.0%
Load factor (%)	84.1%	83.1%	1.0	87.4%	85.7%	1.7

Africa / Middle East
Passengers carried (000s)	412	399	3.4%	3,438	3,234	6.3%
Revenue pax-kilometers (RPK)	2,219	2,119	4.7%	18,158	16,779	8.2%
Available seat-kilometers (ASK)	2,895	2,821	2.6%	23,463	21,627	8.5%
Load factor (%)	76.6%	75.1%	1.5	77.4%	77.6%	(0.2)

Caribbean / Indian Ocean
Passengers carried (000s)	240	245	(2.0)%	1,942	1,988	(2.3)%
Revenue pax-kilometers (RPK)	1,771	1,818	(2.6)%	14,095	14,567	(3.2)%
Available seat-kilometers (ASK)	2,153	2,244	(4.1)%	17,463	17,960	(2.8)%
Load factor (%)	82.3%	81.0%	1.2	80.7%	81.1%	(0.4)

Cargo operations (in millions)

	November			Cumulative
	2006	2005	%	2006-07	2005-06%
Total Group
Revenue tonne-km (RTK)	984	963	2.1%	7,390	7,190	2.8%
Available tonne-km (ATK)	1,388	1,390	(0.1)%	11,204	11,002	1.8%
Load factor (%)	70.9%	69.3%	1.6	66.0%	65.3%	0.6

Europe (including France)
Revenue tonne-km (RTK)	8	7	14.5%	56	57	(2.9)%
Available tonne-km (ATK)	45	42	6.2%	382	376	1.5%
Load factor (%)	18.3%	17.0%	1.3	14.6%	15.2%	(0.7)

America (North & South)
Revenue tonne-km (RTK)	312	311	0.4%	2,476	2,433	1.7%
Available tonne-km (ATK)	432	453	(4.5)%	3,695	3,797	(2.7)%
Load factor (%)	72.2%	68.6%	3.5	67.0%	64.1%	2.9

Asia / Pacific
Revenue tonne-km (RTK)	514	507	1.4%	3,727	3,693	0.9%
Available tonne-km (ATK)	677	669	1.1%	5,267	5,035	4.6%
Load factor (%)	76.0%	75.8%	0.2	70.8%	73.3%	(2.6)

Africa / Middle East
Revenue tonne-km (RTK)	98	91	7.3%	745	646	15.4%
Available tonne-km (ATK)	152	143	6.5%	1,207	1,101	9.6%
Load factor (%)	64.5%	64.0%	0.5	61.8%	58.7%	3.1

Caribbean / Indian Ocean
Revenue tonne-km (RTK)	51	46	9.9%	387	360	7.4%
Available tonne-km (ATK)	83	83	(0.9)%	654	693	(5.6)%
Load factor (%)	61.8%	55.7%	6.1	59.2%	52.0%	7.2

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Forward-looking statements

The information herein contains forward-looking statements about Air France-KLM and its business. These forward looking statements. which include. but are not limited to. statements concerning the financial condition. results of operations and business of Air France KLM are based on management’s current expectations and estimates.

These forward-looking statements involve known and unknown risks. uncertainties and other factors. many of which are outside of Air France-KLM’s control and are difficult to predict. that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. These statements are not guarantees of future performance and involve risks and uncertainties including. among others: the expected synergies and cost savings between Air France and KLM may not be achieved; unanticipated expenditures; changing relationships with customers. suppliers and strategic partners; increases in aircraft fuel prices; and other economic. business. competitive and/or regulatory factors affecting the businesses of Air France and KLM generally. Additional information regarding the factors and events that could cause differences between forward-looking statements and actual results in the future is contained in Air France-KLM’s Securities and Exchange Commission filings. including its Annual Reports on Form 20-F for the year ended March 31, 2006. Air France-KLM undertakes no obligation to update or revise any forward-looking statement. whether as a result of new information. future events or otherwise.

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO THE PROSPECTUS CONTAINED IN AIR FRANCE KLM’S REGISTRATION STATEMENT ON FORM F-3 (REGISTRATION STATEMENT NO. 333-114188). AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED. TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto authorized.

Air France–KLM

Date: December 7, 2006	By	/s/ Dominique Barbarin
	Name:	Dominique Barbarin
	Title:	Head of Investor Relations